FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 24, 2003

NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1       Press Release dated April 24, 2003

NDT VENTURES LTD.

PRESS RELEASE

April 24, 2003                                                                                                                                               #03-10

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

SVB Project Airborne Geophysics Program by Falconbridge Limited

NDT Ventures Ltd. (TSXV:NDE) has been advised by Donner Minerals Ltd. that Falconbridge Limited have begun a 2,200 line kilometer MegaTem survey on the eastern half of the South Voisey Bay Project.  MegaTEM is a deep penetrating airborne electromagnetic and magnetic survey.  The survey is designed to detect conductors to a depth of 300 to 400 metres on a virtually unexplored portion of the property, which has only been covered by a shallow penetrating (less than 100 metres) helicopter borne electromagnetic and magnetic survey.  This portion of the property is prospective for nickel sulphides associated with blind olivine gabbro intrusive bodies and related feeder systems.  The MegaTEM survey will be followed by widely spaced AMT electromagnetic ground geophysics on selected areas of the property to explore for nickel bearing massive sulphides associated with known olivine gabbros and their related feeder systems.

A newly developed ground electromagnetic sensor, known as the SQUID B-field sensor, will be used in conjunction with the Crone 24-bit time-domain electromagnetic system on selected areas of the property where there are known high grade massive sulphides.  This technology was developed specifically for Falconbridge Limited and has been successful at discriminating high conductance nickel bearing sulphides at much greater depths relative to conventional  time-domain electromagnetic technology.  The objective of the survey is to locate larger bodies of high grade massive sulphide associated with steeply dipping feeder systems beneath the relatively flat lying olivine gabbro sills.  The SQUID system will also be used to locate more accurately, any MegaTEM and AMT electromagnetic anomalies.  Weather permitting, the AMT and SQUID surveys are expected to begin by mid to late June.

Any high priority anomalies will be selected for diamond drilling.  The 2003 program is being carried out by Falconbridge Limited.  Falconbridge can earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration over a five-year period.  Falconbridge had spent approximately $2.3 million by the end of 2002 and is required to spend an additional $1.7 million in 2003 to maintain its option.

There are four ownership blocks in the South Voisey Bay Project: the wholly owned SVBN property, the SVBN/Pallaum Minerals joint venture property; as well as the Donner/Northern Abitibi and the Donner/Commander joint venture properties.

The ownership of SVBN is as follows: Donner Minerals Ltd. 76.69%; Cypress Development Corp. 11.36%; NDT Ventures Ltd. 6.55%; and UC Resources Ltd. 5.40%.  SVBN has a 75% interest in the SVBN/Pallaum Minerals joint venture property.

On Behalf of the Board,

NDT VENTURES LTD.

"Fred G. Hewett"

________________________________

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, cost engineering estimate risks, geological factors and exploration results.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT Ventures Ltd.

(Registrant)

By:/s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: April 24, 2003